SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

Banco Opportunity S.A., registered in the Roll of Corporate Taxpayers under number 33.857.830/0001 -99, in its capacity as manager of the funds Opportunity Bolsa Estratégica FIA, Opportunity Lógica II FIA, Opportunity Lógica II Institucional FIA, Opportunity Carteira Ativa FIA, OPP I FIA, Opportunity Mercado Vista FIA, Opportunity Renda Variável FIA, Opportunity 3FS FIA, Opportunity Midi FI Multimercado, Opportunity Midi 90 FI Multimercado, Opportunity T60 FI Multimercado, Opportunity Seleção de Ativos FIA, Opportunity Special FIA, Opportunity Selezione FIA e Luxor FI Multimercado, and Codsal S.A., henceforth referred to as Investors, pursuant to Instruction 358/2002 of the Brazilian Securities Commission (CVM), hereby inform that a total of 240,660,000 class "B" preferred shares (shares) issued by COPEL Companhia Paranaense de Energia S.A. (Company) were sold on July 16, 2007, of which 174,860,000 shares were through lending operations and 65,800,000 shares through stock market sales. With this, the Investors together hold 9.92% of the total class "B" preferred shares issued by the Company.

We inform that the above-mentioned holdings of Investors are based exclusively on their respective investment strategies without any intention of changing the shareholding control or management structure of the Company.

BANCO OPPORTUNITY S.A.

CODSAL S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.